

February 24, 2014

Via U.S. Mail
Dhugald Pinchin
Chief Executive Officer
Source Gold Corp.
1155 Camino Del Mar #162
Del Mar, CA 92014

> **Re:** **Source Gold Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed December 4, 2013**
> **File No. 000-54840**

Dear Mr. Pinchin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2013
Report of Independent Registered Public Accounting Firm

1. It appears that your current auditors are opining only on the financial statements for the year ended July 31, 2013 and are referring to the work of predecessor auditors for the audits of prior periods. In addition, the audit report does not address the cumulative period from June 4, 2008 (inception) through July 31, 2013. Please amend your Form 10-K, specifically the entire Item 8, to include the following:
   - a revised audit report from the current auditors that includes an opinion on the cumulative period from June 4, 2008 (inception) through July 31, 2013 and removes the reference to the year ended July 31, 2012 from the opinion paragraph,
   - a reissued audit report from the predecessor auditor for the year ended July 31, 2012, and
   - updated Exhibit 31 certifications as a result of the amended annual report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining